CUSIP No 230215105	Schedule 13D	Page 1 of 4 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

AMENDMENT NO. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

Culp, Inc.

(Name of Issuer)

Common Stock

(Title and Class of Securities)

230215105

(CUSIP Number)

Russell M. Robinson III Vice President and Secretary International Textile Group, Inc. 804 Green Valley Road, Suite 300 Greensboro, North Carolina 27408 (336) 379-6220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No 230215105	Schedule 13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Textile Group, Inc. (33-0596831)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* 00 (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 (see Item 3)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0 (see Item 3)
	9	SOLE DISPOSITIVE POWER 0 (see Item 3)
	10	SHARED DISPOSITIVE POWER 0 (see Item 3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the Common Stock (see Item 2 and Item 5)
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No 230215105	Schedule 13D	Page 3 of 4 Pages

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends its Schedule 13D Statement dated February 9, 2007 relating to shares of common stock, par value $0.05 per share (the “Common Stock”), of Culp, Inc., a North Carolina corporation (the “Issuer”) (such initial Schedule 13D shall hereinafter be referred to as the “Statement”). There has been no material change in the information included in the Statement except as set forth below..

Item 1. Security and Issuer.

No amendment.

Item 2. Identity and Background.

No amendment.

Item 3. Source and Amount of Funds or Other Consideration.

No amendment.

Item 4. Purpose of Transaction.

No amendment.

Item 5. Interest in Securities of the Issuer.

On July 2, 2007, the Reporting Person sold its entire holding of shares of Common Stock such that the Reporting Person’s beneficial ownership has been reduced to -0- shares. The Reporting Person sold 798,582 shares of common stock on July 2, 2007 at the price of $8.20 per share. The transaction was effected by the Reporting Person pursuant to SEC Form S-3 filed by the Issuer on March 16, 2007 (SEC Registration No. 333-141346). As a result of such sales and as of the date of this Amendment, the Reporting Person no longer owns shares of Common Stock. As a result, no further amendments to the Statement will be made.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
             Securities of the Issuer.

No amendment.

Item 7. Material to be Filed as Exhibits.

No amendment.

CUSIP No 230215105	Schedule 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6 , 2007	INTERNATIONAL TEXTILE GROUP, INC. By: /s/ Russell M. Robinson III Name: Russell M. Robinson III Title: Vice President & Secretary